Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 001-35406

The following communication was posted by Illumina, Inc. (the “Company”) on LinkedIn on September 21, 2020.

We are excited to announce our agreement to acquire GRAIL, the company detecting cancer early with a simple blood test. Beating cancer begins with finding it. Together we have the opportunity to revolutionize cancer testing & support our mission to improve human health. https://lnkd.in/ekSUvms

The following communication was posted by the Company on LinkedIn Elevate on September 21, 2020.

We are excited to announce our agreement to acquire GRAIL, Inc., the company on a quest to detect cancer early with a simple blood test. Together we’ll have the opportunity to revolutionize cancer testing and support our mission to improve human health. [Link to Press Release]

The following communication was posted by Susan Tousi, Senior Vice President of Product Development of the Company, on LinkedIn on September 21, 2020.

This acquisition takes our technology & products to new heights, making Illumina a key player in the high-value clinical applications enabled by our NGS solutions. Looking forward to working with GRAIL, Inc. to push the bounds of genomics in human health.

[Share of Company LinkedIn Post]

The following communication was posted by Joydeep Goswami, Senior Vice President of Corporate Development and Strategic Planning, on LinkedIn on September 21, 2020.

Today’s announcement puts us on the path to clinical leadership as we become a key player across the cancer care continuum. Together with @GRAILbio, we will enable patients to benefit from NGS-based tests to detect and treat cancer earlier, and as a result save lives.

[Share of Company LinkedIn Post]

The following communications were posted by the Company (@illumina) on Twitter on September 21, 2020.

●	We are excited to announce our agreement to acquire @GRAILbio, the company detecting cancer early with a simple blood test.

Beating cancer begins with finding it. Together we are poised to transform cancer detection. [Link to Press Release]

●
“Over the last four years, @GRAILbio’s talented team has made exceptional progress in developing the technology and clinical data required to launch the Galleri multi-cancer screening test.”
- @fdesouza, CEO, Illumina

●	“We believe multi-cancer early detection technology could address a tremendous unmet need and reduce the cancer burden worldwide.” - Hans Bishop, CEO, @GRAILbio

●	Learn more about how with @GRAILbio, we have the opportunity to revolutionize cancer testing & support our mission to improve human health: www.transformingcancerdetection.com

The following communication was posted by Francis deSouza (@fdesouza), President and Chief Executive Officer of the Company, on Twitter on September 21, 2020.

The multi-cancer early detection test from @GRAILbio is truly transformational, and together we’ll ensure the full realization of next generation sequencing into clinical care.

[Retweet of Company Tweet]

The following communication was posted by Dr. Alex Aravanis (@Alex_Aravanis), Senior Vice President and Chief Technology Officer of the Company, on Twitter on September 21, 2020.

High-intensity sequencing and modern data science are poised to enable early  cancer detection. Through our complementary technologies & shared mission-driven approach, we will have a tremendous impact on human health. #Illumina #GrailBio

[Retweet of Company Tweet]

The following communication was posted by Susan Tousi (@susantousi), Senior Vice President of Product Development of the Company, on Twitter on September 21, 2020.

This acquisition takes our technology & products to new heights, making @Illumina a key player in the high-value clinical applications enabled by our NGS solutions. Looking forward to working with @GRAILbio to push the bounds of genomics.

[Retweet of Company Tweet]

The following communication was posted by the Company on Facebook on September 21, 2020.

We are excited to announce our agreement to acquire GRAIL, the company detecting cancer early with a simple blood test. Beating cancer begins with finding it. Together we have the opportunity to revolutionize cancer testing & support our mission to improve human health. [Link to Press Release]

The following communication was posted by the Company (@illuminainc) on Instagram on September 21, 2020.

We are excited to announce our agreement to acquire GRAIL, Inc., the company detecting cancer early with a simple blood test.

Beating cancer begins with finding it. Together we have the opportunity to revolutionize cancer testing & support our mission to improve human health.

Follow the link in our bio for more information.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a preliminary prospectus with respect to the Company’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of GRAIL, Inc. (“Grail”) in connection with the proposed transaction.  The Company may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the consent solicitation statement/prospectus or registration statement or any other document which the Company may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the registration statement on Form S-4 (when available), which will include the consent solicitation statement/prospectus, and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, through the Company’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all.  Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the Company’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of the Company’s common stock and on the Company’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of the Company to integrate, Grail’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and the Company’s ability to develop and commercialize, Grail’s products; (ix) the risk that disruptions from the proposed transaction will harm the Company’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the Company’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by Grail on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the consent solicitation statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company’s financial condition, results of operations, credit rating or liquidity.  The Company does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.